SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: AGM Statement


Prudential plc AGM - 2004

Results of Annual General Meeting.

Prudential plc held its meeting for shareholders earlier today. All resolutions were put to the meeting and approved on a show of hands. The proxy position at the close of books at 11.00 a.m. on Monday, 4 May 2004 is set out below. The number of 5p ordinary shares in issue at that date was 2,009,225,558.


Ordinary Business                                   FOR     AGAINST      ABSTAIN

1.   To receive the Directors'
     Report and the Financial
     Statements                           1,077,401,947   2,821,594   22,836,729

2.   To approve the Remuneration
     Report                               1,036,666,978  14,374,189   52,019,103

3.   To re-elect as a Director
     Mr J W Bloomer                       1,078,767,870   8,683,966   15,608,434

4.   To re-elect as a Director
     Mr P A J Broadley                    1,093,602,873   5,263,823   4,193,574

5.   To re-elect as a Director
     Mr R O Rowley                        1,088,487,851   3,107,060  11,465,359

6.   To elect as a Director
     Ms K A O'Donovan                     1,095,986,028   2,929,995   4,144,247

7.   To elect as a Director
     Mrs B A Macaskill                    1,096,024,551   2,871,250   4,164,469

8.   To elect as a Director
     Mr M Norbom                          1,093,848,701   5,062,023   4,149,546

9.   To re-appoint KPMG Audit
     Plc as Auditors and to authorise     1,093,470,644   4,502,761   5,086,865
     the Directors to fix the amount
     of their remuneration

Special Business

10.  Ordinary Resolution: Prudential
     plc Political Donations              1,075,585,099  14,630,701  12,844,470

11.  Ordinary Resolution: Egg plc
     Political Donations                  1,075,229,134  11,334,009  16,497,127

12.  Ordinary Resolution: increase
     of authorised share capital          1,086,544,624   1,469,868  15,045,778

13.  Ordinary Resolution: authority
     to allot preference shares           1,085,730,382   2,254,636  15,075,252

14.  Ordinary Resolution: to renew
     Directors' authority to
     allot ordinary shares                1,096,543,458   2,342,509   4,174,303

15.  Special Resolution: renewal
     of authority for disapplication
     of pre-emption rights                1,092,884,164   9,883,080     293,026

16.  Special Resolution: renewal
     of authority for purchase of
     own shares                           1,098,423,146     537,716   4,099,408

17.  Special Resolution: amendment
     to the Articles of
     Association                          1,076,355,253  11,302,781  15,402,236




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 6 May 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/
                                                        John Price
                                                        Deputy Group Secretary